Southland Health Services, Inc.

2344 Woodridge Avenue

Kingsport, Tennessee 37664

Phone (423) 247-9560 • Fax (423) 247-7629

December 29, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Vanessa Robertson

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Southland Health Services, Inc.

Form S-1

Filed June 7, 2006

File No.: 333-134797

Dear Ms. Robertson:

On behalf of Southland Health Services, Inc. (the “Company”), this letter responds to the comments you provided by letter dated December 14, 2006 regarding the Company’s Registration Statement on Form S-1. Please be advised that, concurrent with this response, the Company filed Amendment No. 4 to its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith.

Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7: Notes Receivable, page 50

1.	We note your response to comment four and your revised disclosures. We note in your response that you explain approximately $1.9 million of the $2.3 million reclassification. Please explain to us what the remaining amount of the reclassification relates to. In addition, we note in your disclosure that part of the reclassification was from “other assets.” Please tell us the amount that was reclassified from other assets and a description of the original use of the funds. Finally, we note in your response that the company had previously recorded $1,020,000 as “Due from affiliates.” However, the “due from affiliated company” line item on the balance sheet for 2004 is zero. Therefore, please explain where this “due from affiliates” amount was recorded. Lastly, please provide to us and disclose whether Mr. Crawford agreed to repay these amounts and your basis for your assessment of recoverability.

The Company has revised its disclosure in accordance with discussions with the SEC staff. Please see page 50 of the Registration Statement.

Glenn Crawford, the previous Chief Executive Officer and majority shareholder of Southland Health Services, Inc. issued the following promissory notes to Emergystat, Inc., a subsidiary of Southland Health Services, Inc.: (1) a promissory note dated December 31, 2002 having an original principal balance of $702,568, (2) a promissory note dated December 31, 2003 having an original principal balance of $1,000,000, and (3) a promissory note dated December 31, 2003 issued by Crawford having an original principal balance of $500,000 (each individually, a “Crawford Note,” and collectively, the “Crawford Notes”). In total, Glenn Crawford borrowed, in the aggregate, an original principal amount of $2,202,568 from Emergystat, Inc. (the “Original Borrowings”). Prior to the acquisition of Southland Health Services, Inc. by the Company, Mr. Crawford received direct cash loans and directed other payments for his personal benefit. These transactions were recorded as loans to Mr. Crawford in the records of Southland Health Services and its subsidiaries. Company auditors provided notes for Mr. Crawford to execute for the benefit of Emergystat, Inc., a subsidiary of Southland Health Services, to document his transactions.

The Crawford Notes accrue interest at the prime rate of interest as reported in the Wall Street Journal and are due and payable over the next ten years. Each Crawford Note anticipates that future advances will be made from time to time. Specifically, each Crawford Note provides that “[this note] includes any future funds borrowed by Glenn Crawford. The new debt will be added to the then existing balance.” In 2005, management reclassified certain items for presentation purposes in connection with the change of ownership of the Company in December 2004. The Company also increased the balance of the Crawford Notes pursuant to the Capital Stock Purchase Agreement for amounts paid by the Company in 2005 to settle various lawsuits that were not disclosed by Glenn Crawford when Bad Toys Holdings, Inc. acquired the Company. Finally, there were direct advances to Glenn Crawford that were accurately recorded. All of these amounts were reclassified to the Crawford Notes. The following table provides a summary of the activity in the Crawford Notes for the year ended December 31, 2005 and the nine months ended September 30, 2006:

Crawford Note Receivable Balance at 12/31/04	$2,257,000

Summary of Activity 2005(1-5)	2,390,998

Crawford Note Receivable Balance at 12/31/05	$4,647,998

Summary of Activity 2006	318,666

Crawford Note Receivable Balance at 9/30/06	$4,966,664	(6)

(1) This figure represents amounts paid by the Company to improve a portion of a facility owned by Glenn Crawford that is no longer used by the Company.

(2) This figure represents amounts owed to the Company from various entities owned and operated by Glenn Crawford as sole proprietorships. This amount was originally recorded under the line item “Other Assets” in the Company’s balance sheet for the year ended December 31, 2004.

(3) This figure represents amounts paid by the Company in 2005 (or 2006, as applicable), to settle various lawsuits that were not disclosed by Glenn Crawford when Bad Toys Holdings, Inc. acquired the Company.

(4) This amount represents amounts owed to the Company by Mr. Crawford for certain insurance deposits that were misappropriated. This amount was originally recorded under the line item “Prepaid insurance and deposits” on the Company’s balance sheet at of December 31, 2004.

(5)	This amount represents amounts the Company directly advanced to Glenn Crawford.

(6) The difference between the outstanding balance of the Crawford Notes as of September 30, 2006 and the note receivable balance recorded on the face of the Balance Sheet as of September 30, 2006 is attributable to a note receivable due from Joseph Donavan, a former shareholder of the Company.

As noted in the table above, $540,269 was recorded in the line item entitled “Other Assets” in the Company’s December 31, 2004 financial statements. This figure represents amounts owed to the Company from various entities owned and operated by Glenn Crawford as sole proprietorships and was reclassified to the line item “Note Receivable” in 2005 pursuant to the terms of the Crawford Notes. The original use of the funds was cash advances to other business activities for which Crawford was the owner and sole proprietor.

With respect to your inquiry regarding the line item “Due from Affiliates,” the Company’s financial statements for periods before December 31, 2004, which were audited, reflected a separation via the use of the chart of accounts between what were direct advances to Mr. Crawford and what were direct advances to other activities or interests which he controlled. In the earlier periods since Mr. Crawford was majority owner of the Company it was appropriate to term these accounts as “Due from Affiliates.”. When Bad Toys Holdings, Inc. acquired the Company, it was no longer appropriate to reflect these amounts under the line item “Due from Affiliates;” as such, the Company reclassified most to Note Receivable and reflected $540,269 as Other Assets. This is why there is no amount set forth in the “Due from Affiliate” account in the 2004 financial statements.

Finally, with regard to the collectibility of the Crawford Notes, paragraph 4(a) of SFAS No. 5 provides that the collectibility of receivables is a loss contingency. Paragraph 8 of SFAS No. 5 provides further that “[a]n estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (a) . . . it is probable that an asset has been impaired. . .; and (b) [t]he amount of the loss can be reasonably estimated.”

Although the Company reviews the collectibilty of the Crawford Notes each reporting period, based on Mr. Crawford’s current financial position as of September 30, 2006, the Company believes the Crawford Notes are collectible. Since there is no indication the Crawford Notes have been impaired and no loss amount can be reasonably estimated, the Company believes it has accounted for this asset in accordance with GAAP.

Note 14: Mergers and Acquisitions of Certain Assets, page 54

2.	We note your response to comment six and your revised disclosures. Please provide to us and disclose the following:

•	In regards to the acquisition of Southland Health Services, LLC, please tell us how determination of the purchase price complies with paragraphs 20—23 of SFAS 141. Additionally, please tell us how you have complied with SAB 54 and EITF D-97.

The Company accounted for the acquisition of Southland Health Services, LLC in compliance with paragraphs 20-23 of SFAS 141. As set forth in the table below, the purchase price is based on the fair market value of the assets acquired and the liabilities incurred by the Company. This transaction was part of a roll up two step transaction. The transaction was negotiated and completed by the former owners of the Company, Mr. Crawford and Mr. Donovan and Mr. Cerone, the owner of Quality Care Ambulance Services, Inc. (“QCAS”). The transaction was valued based on the liabilities assumed by the acquiring entity. The Company has complied with SAB 54 and EITF D-97 based on the fact that these pronouncements do not apply to the Southland Health Services, LLC transaction. The facts and circumstances are as follows: Mr. Cerone was an independent operator servicing areas in Tennessee and Virginia in which the Company had no operations at the time of the transaction. Mr. Cerone could have, at any time, withdrawn from the transaction and the transaction would not have been consummated. The three were not a collaborative group for consideration of this transaction. This was a two step roll up transaction whereby QCAS sold certain assets, not 100% of its operations, to Southland Health Services, LLC and then Southland Health Services, LLC was merged into the Company to become the operating entity for the Tennessee/Virginia geographic area. QCAS continued in existence as an operating entity. Therefore SAB 54 and EITF D-97 do not apply.

•	In regards to the acquisition of Quality Care Ambulance Services, Inc. by Southland Health Services, LLC, please tell us and disclose what amounts were allocated to ambulances, dispatch and office equipment and software, contracts and patient lists. Additionally please tell us what the $1.9 million “Goodwill-investments in Contracts” represents. It would appear, based upon your disclosure that this amount represents the value of the contracts and patient lists which are finite lived intangible assets that should be amortized over their estimated useful lives. In addition, please tell us the amounts that were assigned to liabilities in the purchase price allocation.

In connection with the acquisition of certain assets of Quality Care Ambulance Services, Inc. by Southland Health Services, LLC, the purchase price was allocated to ambulances of $286,852, which constituted ambulances, and Intangibles-Contracts of $1,918,912. The Company has revised its disclosure accordingly. Please see page 55 of the Registration Statement. As noted in the previous sentence, $1,918,912 of the purchase price was allocated to Intangibles-Contracts. After the acquisition of the Company by Bad Toys Holdings, Inc., new management determined that the primary contracts in both Tennessee and Virginia were under priced and that there was insufficient private sector service volume to offset the discounted contract prices resulting in monthly losses to the Company. As such, during 2005, the Company withdrew from one of the Tennessee contracts and renegotiated the primary Virginia contract. This resulted in a write off of $1,918,912 to “Intangibles-Contracts” in the fourth quarter of 2004.

In connection with the acquisition of certain assets of Quality Care Ambulance Services, Inc. by Southland Health Services, LLC, the following table provides the amounts assigned to each major asset and liability caption at the acquisition date:

Quality Care Ambulance Company

Asset Purchase Agreement

Effective May 2, 2004

Assets Recorded
EQUIPMENT	$286,852
INTANGIBLES – CONTRACTS	$1,918,912

TOTAL ASSETS	$2,205,764

Liabilities Recorded

TOTAL LIABILITIES	$2,205,764

(NOTE: Only certain assets were acquired in this transaction and QCAS continued in existence)

•	For the acquisition by Bad Toys Holdings, it appears as though the paragraph has been removed from the filing. Please revise. In addition, please explain the difference between the value of $5,260,020 and the value of $19,192,249 included in your response. For the $19,192,249, we were unable to locate the purchase price allocation. Please disclose the amounts assigned to each major asset and liability caption at the acquisition date.

The Company removed the footnote discussing the acquisition of the Company by Bad Toys Holdings, Inc. Since Bad Toys’ acquisition of the Company is simply a change of ownership of the Company, it does not appear GAAP requires any disclosure. As such, although the Company believes this disclosure should be included in Bad Toys’ financial statements, it does not appear necessary in the Company’s financial statements. The $5,260,020 was the consideration paid by Bad Toys for the acquisition of Southland and the $19,192,249 was managements basis for valuing the Company in considering entering into the purchase transaction.

The original transaction was recorded based on the Capital Stock Purchase Agreement dated December 31, 2004 and Amendment A which resulted in the recording of “Goodwill” by Bad Toys Holdings, Inc. During 2005, pursuant to the Capital Stock Purchase Agreement purchase adjustments were recorded which resulted in the elimination of “Goodwill” as a result of the transaction. The Company is subject to SAB 54 and EITF D-97. As a result of the purchase adjustments in 2005, the goodwill was eliminated and there are no amounts required to be “pushed down” and assets written up in the separately issued financial statements as all facts and circumstances are known at the time the Company of issuance. The assets and liabilities are reported at their estimated fair values for the Company pursuant to SAB 54 and EITF D-97.

Per telephone conversation on December 18, 2006 with Vanessa Robertson, Ms. Robertson and Mr. Woody inquired as to the how the Company has complied with SAB 54 and EITF D-97 as to the Bad Toys Holdings, Inc. acquisition of Southland Health Services, Inc.

Facts and Circumstances:

-	Bad Toys Holdings, Inc. (“Bad Toys”) is a public company with diversified shareholder base.
-	Southland Health Services, Inc. (“Southland”) was owned by 3 individuals with Glenn Crawford being the majority shareholder.
-	Bad Toys acquired 100% of Southland common shares at December 26, 2004, effective December 1, 2004 in exchange for Notes to sellers, Common Stock of Bad Toys and Warrants of Bad Toys.
-	Bad Toys originally recorded goodwill and reported goodwill in its financial statements as of December 31, 2004.
-	The Southland sellers misrepresented the payroll tax liabilities and this has made refinancing the company extremely difficult. Two years after the acquisition, the Company has not successfully structured financing for the Company.
-	The payroll taxes are accrued and recorded on the Balance Sheet of Southland.
-	During 2005, Bad Toys recorded purchase adjustments pursuant to the Capital Stock Purchase Agreement to reduce the purchase price and eliminated the goodwill previously recorded.
-	Bad Toys has filed a lawsuit against the sellers for fraud and misrepresentations as to the purchase agreement.

EITF Topic D-97, Push Down Accounting

EITF D-97 does not apply in these circumstances as the transaction does not involve a group of collaborative investors.

Staff Accounting Bulletin No. 54 - Push Down Basis of Accounting Required in Certain Limited Circumstances

SAB 54 does apply to the transaction between Bad Toys and Southland as the end result of the transaction was for Southland to become a wholly owned subsidiary of Bad Toys. Bad Toys did initially record goodwill in its books for the acquisition of Southland. In 2005, due to purchase adjustments pursuant to the Capital Stock Purchase agreement, Bad Toys adjusted the purchase price and thus eliminated the allocation for all goodwill. Due to these adjustments, it would be improper and there is no excess of cost to Bad Toys over net assets to write up the assets and liabilities of Southland pursuant to SAB 54. Further, at the time of the preparation of the Southland stand alone financial statements for the Registration Statement on Form S-1, the Company and its auditor had full knowledge of the purchase adjustments and the lawsuit filed against the sellers. Therefore, there are no changes to the financial statements with the application of SAB 54.

Certain Relationships and Related Transactions, page 75

3.	We note that “[a]t various times the Company has entered into unsecured notes payable with Larry N. Lunan.” You state the interest rate and aggregate balance of these notes. Please also state the date, amount, and maturity date of each note, and file each as an exhibit to the registration statement.

Effective September 30, 2006, the Company issued an Interest Bearing Convertible Demand Promissory Note (the “Note”) payable to Mr. Lunan. The Note acts as a line of credit for the Company, and proceeds of the Note are deposited directly into the Company’s operating account to be used as working capital. Mr. Lunan has indicated no intention of calling the Note within the next year. Accordingly, the Note is classified as long-term at September 30, 2006. The Note bears interest at ten percent (10.0%), is convertible to common stock at $0.10 per share at Mr. Lunan’s option, and provides for the possibility of future advances, up to one mllion dollars ($1,000,000) to the Company by Mr. Lunan. During the nine months ended September 30, 2006, none of the debt under the Note was converted to common stock of the Company. The balance outstanding was $290,500, $0, and $0 at September 30, 2006 and December 31, 2005 and 2004, respectively. Mr. Lunan is also the majority shareholder of Bad Toys Holdings, Inc., our parent Company. A copy of the Note is attached to the Registration Statement as Exhibit 10.15. The Company has revised its disclosure in accordance with information contained in this paragraph. Please see pages 49 and 75 of the Registration Statement.

In providing the responses set forth in this letter, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (423) 247-9560 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Larry N. Lunan
Larry N. Lunan President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq.

Bush Ross, P.A.

Terry Kelley, CPA

Pollard Kelley Auditing Services, Inc.